Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. as of and for the Three Months Ended March 31, 2025

Tel-Aviv, Israel, May 30, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and USA, today reported the publication in Israel of financial statements as of and for the three months ended March 31, 2025 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd.) (“Ellomay Luzon Energy”).

On May 29, 2025, Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Ellomay Luzon Energy, which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad as of and for the three months ended March 31, 2025 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Ellomay Luzon Energy) in its financial results for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation to English of Dorad’s financial results.

Dorad Financial Highlights

●	Dorad’s revenues for the three months ended March 31, 2025 – approximately NIS 610.6 million.

●	Dorad’s operating profit for the three months ended March 31, 2025 – approximately NIS 76.9 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: summer – June-September; winter – December-February; and intermediate (spring and autumn) – March-May and October-November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs – TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended March 31, 2025, which include winter months of January and February and the intermediate month of March, are not indicative of full year results. In addition, due to various reasons, including the effects of the increase in the Israeli CPI impacting interest payments by Dorad on its credit facility, the results included herein may not be indicative of first quarter results in the future or comparable to first quarter results in the past.

A convenience translation of the financial results for Dorad as of and for the year ended December 31, 2024 and as of and for each of the three-month periods ended March 31, 2025 and 2024 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Ellomay Luzon Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and approximately 38 MW of operating solar power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	Solar projects in Italy with an aggregate capacity of 294 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are placed in service and in process of connection to the grid and additional 22 MW are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities and political and economic conditions generally in Israel, regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction, and other risks applicable to projects under development and construction, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Dorad Energy Ltd.

Interim Condensed Statements of Financial Position

	March 31	March 31	December 31
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	1,030,373	399,596	846,565
Trade receivables and accrued income	247,812	181,182	185,625
Other receivables	26,929	13,850	32,400
Financial derivatives	803	-	-
Total current assets	1,305,917	594,628	1,064,590

Non-current assets
Restricted deposit	541,855	514,770	531,569
Long-term Prepaid expenses	79,666	29,548	79,739
Fixed assets	2,678,973	3,065,103	2,697,592
Intangible assets	10,215	7,573	9,688
Right of use assets	53,332	54,544	54,199
Total non-current assets	3,364,041	3,671,538	3,372,787

Total assets	4,669,958	4,266,166	4,437,377

Current liabilities
Current maturities of loans from banks	347,509	329,137	321,805
Current maturities of lease liabilities	4,991	4,787	4,887
Current tax liabilities	24,119	-	14,016
Trade payables	297,164	158,545	168,637
Other payables	14,865	19,897	14,971
Financial derivatives	-	1,125	-
Total current liabilities	688,648	513,491	524,316

Non-current liabilities
Loans from banks	1,756,777	2,001,668	1,750,457
Other long-term liabilities	60,872	11,562	60,987
Long-term lease liabilities	47,198	48,007	46,809
Provision for dismantling and restoration	37,212	38,013	38,102
Deferred tax liabilities	405,837	297,691	399,282
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,308,056	2,397,101	2,295,797

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	1,027,296	709,616	971,306
Total equity	1,673,254	1,355,574	1,617,264

Total liabilities and equity	4,669,958	4,266,166	4,437,377

Dorad Energy Ltd.

Interim Condensed Statements of Profit or Loss

	For the three months ended		Year ended
	March 31		December 31
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Revenues	610,554	610,882	2,863,770

Operating costs of the Power Plant

Energy costs	105,220	131,084	574,572
Electricity purchase and infrastructure services	325,315	263,191	1,372,618
Depreciation and amortization	51,418	55,514	106,266
Other operating costs	43,475	42,469	190,027

Total operating costs of Power Plant	525,428	492,258	2,243,483

Profit from operating the Power Plant	85,126	118,624	620,287

General and administrative expenses	8,186	9,874	23,929
Other income	-	-	58

Operating profit	76,940	108,750	596,416

Financing income	28,452	12,879	184,939
Financing expenses	32,743	36,396	193,825

Financing expenses, net	4,291	23,517	8,886

Profit before taxes on income	72,649	85,233	587,530

Taxes on income	16,659	19,596	135,203

Net profit for the period	55,990	65,637	452,327

Dorad Energy Ltd.

Interim Condensed Statements of Changes in Shareholders’ Equity

	Share capital	Share premium	Capital reserve for activities with shareholders	Retained earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the three months ended March 31, 2025 (Unaudited)

Balance as at January 1, 2025 (Audited)	11	642,199	3,748	971,306	1,617,264

Net profit for the period	-	-	-	55,990	55,990

Balance as at March 31, 2025 (Unaudited)	11	642,199	3,748	1,027,296	1,673,254

For the three months ended March 31, 2024 (Unaudited)

Balance as at January 1, 2024 (Audited)	11	642,199	3,748	643,979	1,289,937

Net profit for the period	-	-	-	65,637	65,637

Balance as at March 31, 2024 (Unaudited)	11	642,199	3,748	709,616	1,355,574

For the year ended December 31, 2024 (Audited)

Balance as at January 1, 2024 (Audited)	11	642,199	3,748	643,979	1,289,937

Dividend distributed	-	-	-	(125,000)	(125,000)
Net profit for the year	-	-	-	452,327	452,327

Balance as at December 31, 2024 (Audited)	11	642,199	3,748	971,306	1,617,264

Dorad Energy Ltd.

Interim Condensed Statements of Cash Flows

	For the three months ended		Year ended
	March 31		December 31
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Net Profit for the period	55,990	65,637	452,327

Adjustments:
Depreciation and amortization and fuel consumption	53,036	59,379	121,664
Taxes on income	16,659	19,596	135,203
Financing expenses, net	4,291	23,517	8,886
	73,986	102,492	265,753

Change in trade receivables	(62,187)	30,684	26,241
Change in other receivables	5,471	(4,493)	(20,951)
Change in trade payables	116,677	(8,906)	(10,361)
Change in other payables	(106)	5,954	(3,481)
Change in other long-term liabilities	315	(1,381)	(3,661)
	60,170	21,858	(12,213)

Net cash from operating activities	190,146	189,987	705,867

Cash flows from investing activities:
Proceeds (used in) for settlement of financial derivatives, net	289	(1,395)	1,548
Decrease in long-term restricted deposits	-	17,500	17,500
Investment in fixed assets	(34,249)	(17,069)	(44,132)
Proceeds from arbitration	-	-	337,905
Proceeds from insurance for damages to fixed assets	-	2,737	5,148
Investment in intangible assets	(1,115)	(412)	(4,054)
Interest received	14,847	9,577	42,221

Net cash from )used in) investing activities	(20,228)	10,918	356,136

Cash flows from financing activities:
Repayment of lease liability	-	(100)	(4,984)
Repayment of loans from banks	-	-	(284,570)
Dividends paid	-	(17,500)	(142,500)
Interest paid	(190)	(196)	(129,957)
Proceeds from arbitration	-	-	127,195

Net cash used in financing activities	(190)	(17,796)	(434,816)

Net increase in cash and cash equivalents	169,728	183,109	627,187

Effect of exchange rate fluctuations on cash and cash equivalents	14,080	(2,759)	132
Cash and cash equivalents at beginning of period	846,565	219,246	219,246
Cash and cash equivalents at end of period	1,030,373	399,596	846,565

(a) Significant non-cash activity
Liability for gas agreements	432	-	56,208